SEC FILE NUMBER 000-12668 CUSIP NUMBER 0000732417 (Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR For Period Ended: September 30, 2025 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended: Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: SEC PART I - REGISTRANT INFORMATION HILLS BANCORPORATION Full Name of Registrant Former Name if Applicable 131 Main Street Address of Principal Executive Office (Street and Number) Hills, Iowa 52235 City, State and Zip Code UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

2 PART II — RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III — NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. On November 10, 2025, Hills Bancorporation (the “Company”) filed its Quarterly Report on Form 10-Q for the period ended September 30, 2025, and inadvertently uploaded to EDGAR an earlier draft version of the report and not management’s final version of the report. Additionally, the Company’s independent public accountants, Forvis Mazars, LLP, had not completed its review at the time of filing within the requirements of applicable professional standards. Based upon the foregoing, the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed on November 10, 2025, was incomplete and therefore the Company will file an amendment to the report to correct these deficiencies. PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Tony V. Roetlin 319 679-2102 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No ☒

3 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Y e s ☒ N o If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. HILLS BANCORPORATION (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized. Date November 12, 2025 By Tony V. Roetlin ______________